Rule 424(b)(3)
                                                                   No. 333-47411

                        CNL HEALTH CARE PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated March 31, 2000. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to the type of Property acquired by the Company is presented as of April 20, 2000, and all references to Property acquisitions should be read in that context. Proposed properties for which the Company receives initial commitments, as well as property acquisitions that occur after April 20, 2000, will be reported in a subsequent Supplement.


                               RECENT DEVELOPMENTS

         The Company recently acquired a Brighton Gardens(R) by Marriott(R) assisted living Property located in Orland Park, Illinois. The assisted living community, which is located southwest of Chicago, is approximately six miles from two medical facilities, Palos Community Hospital and Oak Forest Community Hospital, and less than two miles from the Orland Square Shopping Center. According to a report published by Project Market Decision and Claritas, a research and data collection firm, the greater Chicago area is the third largest seniors market in the country with more than 263,800 seniors age 75 and older. The number of seniors in the ten-mile area surrounding the Property is expected to grow by 11% between 1999 and 2004. The newly constructed assisted living Property, which commenced operations in October 1999, has 106 units. The Company's interest in the Property is focused on real estate only, not assisted living operations.


                                  THE OFFERING

         As of July 13, 1999, the Company had received aggregate subscription proceeds of $2,751,052 from 121 investors, which exceeded the minimum offering amount of $2,500,000, and $2,526,052 of the funds were released from escrow. The remaining subscription proceeds of $225,000 (representing funds received from Pennsylvania investors) will be held in escrow until aggregate subscription proceeds  total at least  $7,775,000.  As of April 20,  2000,  the  Company  had
received aggregate subscriptions for 708,938 Shares totalling $7,089,384 in Gross Proceeds, including 2,319 Shares ($23,190) issued pursuant to the Reinvestment Plan and 38,300 Shares ($383,000) from Pennsylvania investors. As of April 20, 2000, net proceeds to the Company from its offering of Shares and capital contributions from the Advisor, after deduction of Selling Commissions, marketing support and due diligence expense reimbursement fees and Organizational and Offering Expenses paid totalled approximately $6,134,000. The Company has used approximately $6,100,000 of Net Offering Proceeds and $8,100,000 in advances relating to the Line of Credit, described in "Business -- Borrowing," to invest approximately $13,900,000 in one assisted living Property and to pay approximately $302,000 in Acquisition Fees and certain Acquisition Expenses, leaving approximately $27,000 available to invest in Properties.










April 27, 2000                                   Prospectus Dated March 31, 2000

                                    BUSINESS

PROPERTY ACQUISITIONS

         Brighton Gardens(R) by Marriott(R) located in Orland Park, Illinois. On April 20, 2000, the Company acquired a Brighton Gardens assisted living Property located in Orland Park, Illinois (the "Orland Park Property") for $13,848,900 from Marriott Senior Living Services, Inc. The Company, as lessor, has entered into a long-term lease agreement relating to this Property. The general terms of the lease agreement are described in the section of the Prospectus entitled "Business -- Description of Property Leases." The principal features of the lease are as follows:

o        The initial term of the lease expires in 15 years.

o At the end of the initial lease term, the tenant will have four consecutive renewal options of five years each.

o The lease will require minimum rent payments of $1,350,268 per year for the first and second lease years and $1,384,890 for each lease year thereafter.

o In addition to minimum rent, the lease will require percentage rent equal to seven percent of gross revenues in excess of the "Baseline Gross Revenues." The Baseline Gross Revenues will be established when the facility achieves average occupancy of 93% for four consecutive quarters.

o A security deposit equal to $553,956 will be retained by the Company as security for the tenant's obligations under the lease.

o The tenant has established a reserve fund which will be used for the replacement and renewal of furniture, fixtures and equipment relating to the assisted living Property (the "FF&E Reserve"). Deposits to the FF&E Reserve are made every four weeks as follows: 1% of gross receipts for the first through fourth lease year; 2% of gross receipts for the fifth through eighth lease year; and 3% of gross receipts every lease year thereafter.

 o Marriott International, Inc. will, with certain limitations, guarantee the tenant's obligation to pay minimum rent under the lease. The guarantee terminates on the earlier of the end of the fifth lease year or at such time as the net operating income from the Property exceeds minimum rent due under the lease by 25% for any trailing 12-month period. The maximum amount of the guarantee is $2,769,780.

         The estimated federal income tax basis of the depreciable portion of the Orland Park Property is approximately $12.5 million.

         Orland Park Property. The Orland Park Property, which opened in October 1999, is a newly constructed Brighton Gardens by Marriott located in Orland Park, Illinois. The Orland Park Property includes 82 assisted living units and 24 special care units for residents with Alzheimer's and related memory disorders. The facility provides assistance with daily living activities such as bathing, dressing and medication reminders. Special amenities include a common activities room and common dining room, a private dining area, library and garden. The assisted living community, which is located southwest of Chicago, is approximately six miles from two medical facilities, Palos Community Hospital and Oak Forest Community Hospital, and less than two miles from the Orland Square Shopping Center. According to a report published by Project Market Decision and Claritas, a research and data collection firm, the greater Chicago area is the third largest seniors market in the country with more than 263,800 seniors age 75 and older. The number of seniors in the ten-mile area surrounding the Property is expected to grow by 11% between 1999 and 2004. Other senior living facilities located in proximity to the Orland Park Property include Victorian Village, Sunrise of Palos Park, Peace Memorial Village and Arden Courts of Manor Drive. The average occupancy rate and the revenue per available unit for the period the assisted living facility has been operational are as follows:


                              Orland Park Property
        ----------------------------------------------------
                            Average             Revenue
                           Occupancy         per Available
           Year              Rate                Unit
        -----------      --------------     ----------------

             *1999          23.30%              $118.11
            **2000          36.30%              $109.89



* Data for the Orland Park Property represents the period October 11, 1999 through December 31, 1999.
**       Data for 2000  represents  the period January 1, 2000 through March 24,
         2000.

         The Company believes that the results achieved by the Property for 1999 and year-to-date 2000, are not indicative of its long-term operating potential, as the Property had been open for less than six months during the reporting period.

         Marriott Brands. Brighton Gardens by Marriott is a quality-tier assisted living concept which generally has 90 assisted living suites, and in certain locations, 30 to 45 nursing beds in a community. In some communities, separate on-site centers also provide specialized care for residents with Alzheimer's or other memory-related disorders. According to Marriott International, Inc.'s 1999 Form 10-K, Marriott Senior Living Services, Inc., which is a wholly owned subsidiary of Marriott International, Inc., operates 99 assisted senior living communities principally under the names "Brighton Gardens by Marriott," "Village Oaks," and "Marriott MapleRidge," and 45 independent living communities. Marriott Senior Living Services, Inc. is one of the largest participants in the seniors' housing industry with $559 million in sales for 1999. The communities are designed in a comfortable, home-like setting and provide residents with a sense of community through a variety of activities, restaurant-style dining, on-site security, weekly housekeeping and scheduled transportation. The communities are distinguished by an innovative wellness program that enables residents to remain as independent as possible for as long as possible, while providing a personally tailored program of services and care. Marriott Senior Living Services, Inc. has provided seniors with excellent service and quality care since 1984. In 1999, the American Seniors Housing Association, a seniors housing trade association, ranked Marriott Seniors Living Services, Inc. as the nation's second largest manager of senior housing.


                                    BORROWING

         On April 20, 2000, the Company entered into a revolving Line of Credit and security agreement with a bank to be used by the Company to acquire and construct health care Properties. The Line of Credit provides that the Company will be able to receive advances of up to $25,000,000 until April 19, 2005, with an annual review to be performed by the bank to indicate that there has been no substantial deterioration, in the bank's reasonable discretion, of the credit quality. Interest expense on each advance shall be payable monthly, with all unpaid interest and principal due no later than five years from the date of the advance. Generally, advances under the Line of Credit will bear interest at either (i) a rate per annum equal to LIBOR plus the difference between LIBOR and the bank's base rate at the time of the advance or (ii) a rate per annum equal to the bank's base rate, whichever the Company selects at the time advances are made. The interest rate will be adjusted daily in accordance with fluctuations with the bank's rate or the LIBOR rate, as applicable. Notwithstanding the above, the interest rate on the first $9.7 million drawn will be 8.75%. Each loan made under the Line of Credit will be secured by the assignment of rents and leases. In addition, the Line of Credit provides that the Company will not be able to further encumber the applicable health care Property during the term of the loan without the bank's consent. The Company will be required, at each closing, to pay all costs, fees and expenses arising in connection with the Line of Credit. The Company must also pay the bank's attorneys fees, subject to a maximum cap, incurred in connection with the Line of Credit and each advance. On April 20, 2000, the Company obtained one advance totalling $8,100,000 relating to the Line of Credit. In connection with the Line of Credit, the Company incurred an origination fee, legal fees and closing costs of $55,917. The proceeds were used in connection with the purchase of one health care Property described in "-- Property Acquisitions."


                               DISTRIBUTION POLICY

DISTRIBUTIONS

         In March 2000, the Company declared Distributions of $0.025 per Share to stockholders of record on March 1, 2000, which were paid in March 2000. In addition, on April 1 and April 20, 2000, the Company declared Distributions of $0.025 and $0.012 per Share, respectively, to stockholders of record on April 1, 2000. The Company has also declared Distributions of $0.058 per Share to stockholders of record on May 1, 2000. These distributions are payable in June 2000.

                        CNL HEALTH CARE PROPERTIES, INC.
                                AND SUBSIDIARIES

                          INDEX TO FINANCIAL STATEMENTS



                                                                            Page
                                                                            ----

Pro Forma Consolidated Financial Information (Unaudited):

     Unaudited Pro Forma Consolidated Balance Sheet as of December
       31, 1999                                                               7

     Unaudited Pro Forma Consolidated Statement of Operations for
       the year ended December 31, 1999                                       8

     Notes to Unaudited Pro Forma Consolidated Financial Statements
       for the year ended December 31, 1999                                   9

                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION



         The following Unaudited Pro Forma Consolidated Balance Sheet of CNL Health Care Properties, Inc. and subsidiaries (the "Company") gives effect to
(i) the receipt of an initial capital contribution of $200,000 from the Advisor, $5,200,283 in gross offering proceeds from the sale of 520,028 shares of common stock for the period from inception through December 31, 1999, and the application of such funds to pay offering expenses and miscellaneous acquisition expenses, (ii) the receipt of $1,506,101 in gross offering proceeds from the sale of 150,610 additional shares for the period January 1, 2000 through April 20, 2000 and the receipt of $8,100,000 from borrowings on a line of credit,
(iii) the application of such funds to purchase a property and to pay offering expenses, acquisition fees and miscellaneous acquisition expenses, all as reflected in the pro forma adjustments described in the related notes. The Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 1999, includes the transactions described in (i) above, from its historical balance sheet, adjusted to give effect to the transactions in (ii) and (iii) above as if they had occurred on December 31, 1999.

         The Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 1999, includes the operating results of the property described in (iii) above from the date the property became operational to the end of the pro forma period presented.

         This pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company's financial results or condition if the various events and transactions reflected therein had occurred on the dates, or been in effect during the periods, indicated. This pro forma consolidated financial information should not be viewed as indicative of the Company's financial results or conditions in the future.

                                             CNL HEALTH CARE PROPERTIES, INC.
                                                     AND SUBSIDIARIES
                                      UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                                     DECEMBER 31, 1999


                                                                                  Pro Forma
                       ASSETS                           Historical                Adjustments                 Pro Forma
                                                      --------------            ---------------            --------------
Land, buildings and equipment on operating
    leases                                            $       --                    $ 14,610,170   (a)        $ 14,610,170
Cash and cash equivalents                                  4,744,222                  (4,232,890)  (a)             511,332
Loan costs                                                    --                          55,917   (a)              55,917
Other assets                                                 344,338                    (312,210)  (a)              32,128
                                                      --------------                ------------              ------------
                                                      $    5,088,560                $ 10,120,987              $ 15,209,547
                                                      ==============                ============              ============


           LIABILITIES AND STOCKHOLDERS'
                       EQUITY
Liabilities:
    Line of credit                                    $       --                    $  8,100,000   (a)        $  8,100,000
    Accounts payable and accrued expenses                     21,167                      --                        21,167
    Due to related parties                                 1,775,256                      81,419   (a)           1,856,675
    Security deposits                                         --                         553,956   (a)             553,956
                                                      --------------                ------------              ------------
         Total liabilities                                 1,796,423                   8,735,375                10,531,798
                                                      --------------                ------------              ------------

Stockholders' equity:
    Preferred stock, without par value.
       Authorized and unissued 3,000,000
         shares                                               --                         --                         --
    Excess shares, $0.01 par value per share.
       Authorized and unissued  103,000,000
         shares                                               --                         --                         --
    Common stock, $.01 par value per share.
       Authorized 100,000,000 shares; issued and
         outstanding 540,028 shares; issued and
         outstanding, as adjusted, 690,638 shares              5,400                       1,506   (a)               6,906
    Capital in excess of par value                         3,365,531                   1,384,106   (a)           4,749,637
    Accumulated deficit                                      (78,794)                     --                       (78,794)
                                                      --------------                ------------              ------------
         Total stockholders' equity                        3,292,137                   1,385,612                 4,677,749
                                                      --------------                ------------              ------------
                                                      $    5,088,560                $ 10,120,987              $ 15,209,547
                                                      ==============                ============              ============



                     See accompanying notes to unaudited pro forma consolidated financial statements.

                                             CNL HEALTH CARE PROPERTIES, INC.
                                                     AND SUBSIDIARIES
                                 UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                               YEAR ENDED DECEMBER 31, 1999


                                                                                  Pro Forma
                                                        Historical                Adjustments                 Pro Forma
                                                      --------------            ---------------            --------------
Revenues:
    Rental income from operating
       leases                                         $       --                    $    307,964    (1)         $  307,964
    FF&E reserve income                                       --                           7,296    (2)              7,296
    Interest and other income                                 86,231                     (43,169)   (3)             43,062
                                                      --------------                ------------              ------------
                                                              86,231                     272,091                   358,322
                                                      --------------                ------------              ------------
Expenses:
    Interest                                                  --                         159,750    (4)            159,750
    General operating and
       administrative                                         79,621                      --                        79,621
    Asset management fees to
       related party                                          --                          13,849    (5)             13,849
    Organizational costs                                      35,000                      --                        35,000
    Depreciation and amortization                             --                          99,983    (6)             99,983
                                                      --------------                ------------              ------------
                                                             114,621                     273,582                   388,203
                                                      --------------                ------------              ------------

Net Loss                                              $     (28,390 )               $     (1,491)             $    (29,881)
                                                      ==============                ============              ============

Loss Per Share of Common Stock
    (Basic and Diluted) (7)                           $        (.07 )                                         $       (.06)
                                                      ==============                                          ============

Weighted Average Number of Shares of Common Stock
    Outstanding                                              412,713                                               514,035
                                                      ==============                                          ============



                     See accompanying notes to unaudited pro forma consolidated financial statements.

                        CNL HEALTH CARE PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                              FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1999



Unaudited Pro Forma Consolidated Balance Sheet:

(a) Represents gross proceeds of $1,506,101 from the sale of 150,610 shares during the period January 1, 2000 through April 20, 2000, the receipt of $8,100,000 on borrowings from the line of credit, the receipt of $553,956 from the lessee as a security deposit and $4,232,890 of cash and cash equivalents used (i) to acquire a property for $13,848,900,
         (ii) to pay acquisition fees and costs of $301,788 ($234,013 of which was accrued as due to related parties at December 31, 1999), (iii) to pay selling commissions and offering expenses (syndication costs) of $186,342 which have been netted against stockholders' equity ($65,853 of which was accrued and due to related parties at December 31, 1999) and (iv) to pay loan costs of $55,917 related to the assumed borrowings from the line of credit. Also represents the accrual of $381,285 of acquisition fees and miscellaneous acquisition costs.

Unaudited Pro Forma Consolidated Statement of Operations:
--------------------------------------------------------

(1) Represents adjustment to rental income from operating leases for the property acquired by the Company as of April 20, 2000 (the "Pro Forma Property"), for the period commencing the date the Pro Forma Property became operational by the previous owner to the end of the pro forma period presented. The date the Pro Forma Property is treated as becoming operational as a rental property for purposes of the Pro Forma Consolidated Statement of Operations was October 11, 1999.

         The lease provides for the payment of percentage rent in addition to base rental income; however, no percentage rent was due under the lease for the Pro Forma Property during the portion of 1999 the Company was assumed to have held the property.

(2) Represents reserve funds which will be used for the replacement and renewal of furniture, fixtures and equipment relating to the Pro Forma Property (the "FF&E Reserve"). The funds in the FF&E Reserve and all property purchased with funds from the FF&E Reserve will be paid, granted and assigned to the Company. In connection therewith, FF&E Reserve income was earned at approximately $2,700 per month.

(3) Represents adjustment to interest income due to the decrease in the amount of cash available for investment in interest bearing accounts during the period commencing the date the Pro Forma Property became operational by the previous owner through the end of the pro forma period presented, as described in Note (1). The estimated pro forma adjustment is based upon the fact that interest income from interest bearing accounts was earned at a rate of approximately five percent per annum by the Company during the year ended December 31, 1999.

(4) Represents adjustment to interest expense incurred at a rate of 8.75% per annum in connection with the assumed borrowings from the line of credit of $8,100,000 on October 11, 1999.

                        CNL HEALTH CARE PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 1999



Unaudited Pro Forma Consolidated Statement of Operations - Continued:
--------------------------------------------------------------------

(5) Represents increase in asset management fees relating to the Pro Forma Property for the period commencing the date the Pro Forma Property became operational by the previous owners through the end of the pro forma period presented, as described in Note (1). Asset management fees are equal to 0.60% per year of the Company's Real Estate Asset Value as defined in the Company's prospectus.

(6) Represents increase in depreciation expense of the building and the furniture, fixture and equipment ("FF&E") portions of the Pro Forma Property accounted for as operating leases using the straight-line method. The building and FF&E are depreciated over useful lives of 40 and seven years, respectively. Also represents amortization of the loan costs of $55,917 (.5% origination fee on the $8,100,000 from borrowings on the line of credit, associated legal fees and closing costs) amortized under the straight-line method over a period of five years.

(7) Historical earnings per share were calculated based upon the weighted average number of shares of common stock outstanding during the year ended December 31, 1999.

         As a result of the Pro Forma Property being treated in the Pro Forma Consolidated Statement of Operations as operational since October 11, 1999, the Company assumed approximately 670,638 shares of common stock were sold, and the net offering proceeds were available for the purchase of this property. Due to the fact that approximately 150,610 of these shares of common stock were actually sold subsequently, during the period January 1, 2000 and April 20, 2000, the weighted average number of shares outstanding for the pro forma period was adjusted.

                        CNL HEALTH CARE PROPERTIES, INC.
                STATEMENT OF ESTIMATED TAXABLE OPERATING RESULTS
                         BEFORE DIVIDENDS PAID DEDUCTION
                       PROPERTIES ACQUIRED FROM INCEPTION
                             THROUGH APRIL 20, 2000
                For the Year Ended December 31, 1999 (Unaudited)


         The following schedule presents unaudited estimated taxable operating results before dividends paid deduction of the Property acquired by the Company as of April 20, 2000 The statement presents unaudited estimated taxable operating results for the Property as if it had been acquired and operational on January 1, 1999 through December 31, 1999. The schedule should be read in light of the accompanying footnotes.

         These estimates do not purport to present actual or expected operations of the Company for any period in the future. The estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith.

                                                 Brighton Gardens by Marriott
                                                     Orland Park Property
                                               ---------------------------------
Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                                         $1,350,268

FF&E Reserve Income (2)                                       32,476

Asset Management Fees (3)                                    (83,093)

Interest Expense (4)                                        (708,750)

General and Administrative
    Expenses (5)                                            (110,422)
                                                         -----------

Estimated Cash Available from
    Operations                                               480,479

Depreciation  and Amortization
    Expense (6) (7)                                         (441,243)
                                                         -----------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                                          $ 39,236
                                                         ===========

                                  See Footnotes

----------------------------
FOOTNOTES:

(1) Rental income does not include percentage rents which will become due if specified levels of gross receipts are achieved.

(2) Reserve funds will be used for the replacement and renewal of furniture, fixtures and equipment related to the Orland Park Property ("FF&E Reserve"). The funds in the FF&E Reserve and all property purchased with the funds from the FF&E Reserve will be paid, granted and assigned to the Company. In connection therewith, FF&E Reserve income will be earned at 1% of gross receipts for lease years one through four and has been estimated based on projected gross revenues.

(3) The Properties will be managed pursuant to an advisory agreement between the Company and CNL Health Care Corp. (the "Advisor"), pursuant to which the Advisor will receive monthly asset management fees in an amount equal to one-twelfth of .60% of the Company's Real Estate Asset Value as of the end of the preceding month as defined in such agreement. See "Management Compensation."

(4) Estimated at 8.75% per annum based on the bank's base rate as of April 20, 2000.

(5) Estimated at 8% of gross rental income, based on the previous experience of Affiliate of the Advisor with another public REIT.

(6) The estimated federal tax basis of the depreciable portion of the property and the number of years the assets have been depreciated on the straight-line method is as follows:

                                                                 Furniture and
                                                 Buildings          Fixtures
                                                (39 years)        (5-15 years)
                                              -------------      --------------

         Orland Park Property                  $11,507,105         $1,023,320


(7) Loan costs of $55,917 (.5% origination fee on the $8.1 million from borrowings on the Line of Credit, legal fees and closing costs) amortized under the straight-line method over a period of five years.